SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549
                      _________________

              AMENDMENT NO. 3 TO SCHEDULE 13E-3
                       (RULE 13e-100)

          TRANSACTION STATEMENT UNDER SECTION 13(e)
         OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                    RULE 13e-3 THEREUNDER

       RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION
        13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                  CALLOWAY'S NURSERY, INC.
                    (Name of the Issuer)

                  CALLOWAY'S NURSERY, INC.
            (Names of Person(s) Filing statement)

                COMMON STOCK, $0.01 PAR VALUE
               (Title of Class of Securities)

                          131255101
            (CUSIP Number of Class of Securities)

                     Daniel G. Reynolds
                  Calloway's Nursery, Inc.
                          Suite 200
                    4200 Airport Freeway
                Fort Worth, Texas 76117-6200
                       (817) 222-1122

                       With a copy to:
                     Gene G. Lewis, Esq.
                  Locke Liddell & Sapp LLP
                         Suite 3400
                      600 Travis Street
                   Houston, TX 77002-3095

(Name, Address and Telephone Numbers of Person Authorized to
     Receive Notices and Communications on Behalf of the
                 Person(s) Filing Statement)
This statement is filed in connection with (check the appropriate box):
a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e- 3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment
reporting the results of the transaction:    [ ]

Calculation of Filing Fee

     Transaction Value   Amount of Filing Fee

     $3,197*             $.26

*The transaction valuation was based upon the purchase price of all shares of the common stock, $0.01 par value, of Calloway's Nursery, Inc. from holders of record of fewer than 100 shares of Calloway's Nursery, Inc. common stock, as of November 20, 2003, at $0.90 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2)of the Securities Exchange Act of
1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8.09

Filing Party: Calloway's Nursery Inc.

Form of Registration No.: SC 13E-3

Date Filed: September 18, 2003

 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
       EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

This Rule 13e-3 Transaction Statement on Schedule 13E-3(this "Schedule 13E-3") is being filed by Calloway's Nursery, Inc., a Texas corporation (the "Company"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, in connection with an odd-lot stock purchase offer with the intended result that the Company will cease to be a publicly held company and will become a private corporation. After the filing of this Schedule 13E-3, the Company intends to distribute an Odd-Lot Purchase Offer (the "Odd-Lot Purchase Offer") describing the offer to its shareholders. A copy of the Odd-Lot Purchase Offer in substantially the form intended to be distributed to its shareholders is filed herewith as Exhibit 24.

ITEM 1. SUMMARY TERM SHEET

The required information is incorporated herein by reference to the section of the Odd-Lot Purchase Offer entitled
"SUMMARY."

ITEM 2. SUBJECT COMPANY INFORMATION

The name of the subject company is Calloway's Nursery, Inc.
The address of the Company's principal executive offices is 4200 Airport Freeway, Suite 200, Fort Worth, Texas 76117-
6200, and its telephone number is (817) 222-1122. The subject class of equity securities is common stock, $0.01 par value per share. Additional required information is incorporated by reference to the section of the Odd-Lot
Purchase Offer entitled "MARKET FOR THE COMMON STOCK."

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON

The filing person is the subject company. Additional required information is incorporated herein by reference to the sections of the Odd-Lot Purchase Offer entitled "THE
COMPANY" and "MANAGEMENT - Board of Directors and - Non-
Director Executive Officers."

ITEM 4. TERMS OF THE ODD-LOT PURCHASE OFFER

The required information is incorporated herein by reference to the section of the Odd-Lot Purchase Offer entitled "THE
ODD-LOT PURCHASE OFFER."

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
AGREEMENTS.

The required information is incorporated herein by reference to the sections of the Odd-Lot Purchase Offer entitled
"MANAGEMENT - Security Ownership of Management and - Certain
Transactions with Management."

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The required information is incorporated herein by reference to the sections of the Odd-Lot Purchase Offer entitled "THE ODD-LOT PURCHASE OFFER - Background and Description of the Odd-Lot Purchase Offer" and "SPECIAL FACTORS - Effects of the Odd-Lot Purchase Offer."

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

The required information is incorporated by reference to the sections of the Odd-Lot Purchase Offer entitled "SPECIAL FACTORS - Purpose and Reasons for the Odd-Lot Purchase Offer; - Alternatives to the Odd-Lot Purchase Offer and - Effects of the Odd-Lot Purchase Offer."

ITEM 8. FAIRNESS OF THE TRANSACTION

The required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "SPECIAL FACTORS - Fairness of the Odd-Lot Purchase Offer; - Fairness of the Offer Price and - Approval of the Odd-Lot Purchase Offer."

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

The required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "SPECIAL
FACTORS - Approval of the Odd-Lot Purchase Offer."

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

The required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "THE ODD-LOT
PURCHASE OFFER - Source of Funds."

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The required information is incorporated herein by reference to the section of the Odd-Lot Purchase Offer entitled
"MANAGEMENT - Security Ownership of Management."

ITEM 12. SOLICITATION OR RECOMMENDATION

The required information is incorporated herein by reference to the sections of the Odd-Lot Purchase Offer entitled "SPECIAL FACTORS - Fairness of the Odd-Lot Purchase Offer; - Fairness of the Offer Price; - Approval of the Odd-Lot Purchase Offer and -Recommendation of the Board."

ITEM 13. FINANCIAL STATEMENTS

The information contained in Item 8 of the Company's Annual
Report on Form 10-K for the fiscal year ended September 30, 2003 is incorporated by reference.

Additional required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled
"SUMMARY FINANCIAL INFORMATION."

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR
USED

The required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "THE ODD-LOT
PURCHASE OFFER - Persons Implementing the Odd-Lot Purchase
Offer."

ITEM 15. ADDITIONAL INFORMATION

Not applicable.

ITEM 16. EXHIBITS

1.   Disclosure Statement regarding the Negotiated Purchase
Plan dated September 17, 2003 (filed as Exhibit 1 to the
Schedule 13E-3, File No. 005-41995, effective September 18,
2003).

2.   Loan Agreement between the Company and The Frost
National Bank dated September 21, 1999 (filed as Exhibit 2 to the Schedule 13E-3, File No. 005-41995, effective
September 18, 2003).

3. Form of Employment Agreement dated July 3, 1991 between the Company and James C. Estill (filed as Exhibit 10(a) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

4. Extension of Employment Agreement between the Company and James C. Estill dated July 2, 1996 (filed as Exhibit
10(m) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).

5. Extension of Employment Agreement between the Company and James C. Estill dated May 9, 2001 (filed as Exhibit
10(p) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

6. Form of Employment Agreement dated July 3, 1991 between the Company and John T. Cosby (filed as Exhibit 10(b) to the
Company's Registration Statement on Form S-1, as amended,
File No. 33-40473, effective June 26, 1991).

7. Extension of Employment Agreement between the Company and John T. Cosby dated July 2, 1996 (filed as Exhibit 10(n) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).

8. Extension of Employment Agreement between the Company and John T. Cosby dated May 9, 2001 (filed as Exhibit 10(q) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

9. Form of Employment Agreement dated July 3, 1991 between the Company and John S. Peters (filed as Exhibit 10(c) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

10. Extension of Employment Agreement between the Company and John S. Peters dated July 2, 1996 (filed as Exhibit
10(o) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).

11. Extension of Employment Agreement between the Company and John S. Peters dated May 9, 2001 (filed as Exhibit 10(r) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

12.  Employment Agreement between the Company and C.
Sterling Cornelius dated September 21, 1999 (filed as
Exhibit 10(k) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1999).

13.  Calloway's Nursery, Inc. Stock Purchase Plan (filed as
Exhibit 28 to the Company's Registration Statement on Form S-
8, as amended, File No. 33-46170, effective March 3, 1992).

14. Calloway's Nursery, Inc. 1991 Stock Option Plan (filed as Exhibit 10(d) to the Company's Registration Statement on
Form S-1, as amended, File No. 33-40473, effective June 26,
1991).

15.  Calloway's Nursery, Inc. 1995 Stock Option Plan for
Independent Directors (filed as Exhibit 99(c) to the
Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995).

16. Calloway's Nursery, Inc. 1996 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1996 annual meeting of shareholders).

17. Calloway's Nursery, Inc. 1997 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1997 annual meeting of shareholders).

18. Calloway's Nursery, Inc. 1998 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1998 annual meeting of shareholders).

19. Calloway's Nursery, Inc. 1999 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1999 annual meeting of shareholders).

20.  Form of Individual Stock Option Grant to Non-Employee
Directors (filed as Exhibit 20 to the Schedule 13E-3, File
No. 005-41995, effective September 18, 2003).

21.  Lease Agreement between the Company and Frost National
Bank, Trustee, for George J. Wechsler and Dorothy I.
Wechsler for 1570 Ruiz Street, San Antonio (filed as Exhibit
21 to the Schedule 13E-3, File No. 005-41995, effective
September 18, 2003).

22.  Lease Agreement between the Company and Frost National
Bank, Trustee, for George J. Wechsler and Dorothy I.
Wechsler for 7007 San Pedro Avenue, San Antonio (filed as
Exhibit 22 to the Schedule 13E-3, File No. 005-41995, effective September 18, 2003).

23.  Lease Agreement between the Company and Frost National
Bank, Trustee, for George J. Wechsler and Dorothy I.
Wechsler for 6714 South Flores Street, San Antonio (filed as
Exhibit 23 to the Schedule 13E-3, File No. 005-41995, effective September 18, 2003).

*24. Odd-Lot Purchase Offer.

25.  Letter of Transmittal.

26.  Letter from James C. Estill, President of Calloway's
Nursery Inc. to the Shareholders.

*Filed herewith

                         SIGNATURES

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

                                   CALLOWAY'S NURSERY, INC.
                                   By:  /s/ Daniel G.
Reynolds
                                   Daniel G. Reynolds
                                   Vice President and Chief
                                   Financial Officer
                                   January 26, 2004


                        EXHIBIT INDEX

1.   Disclosure Statement regarding the Negotiated Purchase
Plan dated September 17, 2003 (filed as Exhibit 1 to the
Schedule 13E-3, File No. 005-41995, effective September 18,
2003).

2.   Loan Agreement between the Company and The Frost
National Bank dated September 21, 1999 (filed as Exhibit 2 to the Schedule 13E-3, File No. 005-41995, effective
September 18, 2003).

3. Form of Employment Agreement dated July 3, 1991 between the Company and James C. Estill (filed as Exhibit 10(a) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

4. Extension of Employment Agreement between the Company and James C. Estill dated July 2, 1996 (filed as Exhibit
10(m) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).

5. Extension of Employment Agreement between the Company and James C. Estill dated May 9, 2001 (filed as Exhibit
10(p) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

6. Form of Employment Agreement dated July 3, 1991 between the Company and John T. Cosby (filed as Exhibit 10(b) to the
Company's Registration Statement on Form S-1, as amended,
File No. 33-40473, effective June 26, 1991).

7. Extension of Employment Agreement between the Company and John T. Cosby dated July 2, 1996 (filed as Exhibit 10(n) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).

8. Extension of Employment Agreement between the Company and John T. Cosby dated May 9, 2001 (filed as Exhibit 10(q) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

9. Form of Employment Agreement dated July 3, 1991 between the Company and John S. Peters (filed as Exhibit 10(c) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

10. Extension of Employment Agreement between the Company and John S. Peters dated July 2, 1996 (filed as Exhibit
10(o) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).

11. Extension of Employment Agreement between the Company and John S. Peters dated May 9, 2001 (filed as Exhibit 10(r) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

12.  Employment Agreement between the Company and C.
Sterling Cornelius dated September 21, 1999 (filed as
Exhibit 10(k) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1999).

13.  Calloway's Nursery, Inc. Stock Purchase Plan (filed as
Exhibit 28 to the Company's Registration Statement on Form S-
8, as amended, File No. 33-46170, effective March 3, 1992).

14. Calloway's Nursery, Inc. 1991 Stock Option Plan (filed as Exhibit 10(d) to the Company's Registration Statement on
Form S-1, as amended, File No. 33-40473, effective June 26,
1991).

15.  Calloway's Nursery, Inc. 1995 Stock Option Plan for
Independent Directors (filed as Exhibit 99(c) to the
Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995).

16. Calloway's Nursery, Inc. 1996 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1996 annual meeting of shareholders).

17. Calloway's Nursery, Inc. 1997 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1997 annual meeting of shareholders).

18. Calloway's Nursery, Inc. 1998 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1998 annual meeting of shareholders).

19. Calloway's Nursery, Inc. 1999 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1999 annual meeting of shareholders).

20.  Form of Individual Stock Option Grant to Non-Employee
Directors (filed as Exhibit 20 to the Schedule 13E-3, File
No. 005-41995, effective September 18, 2003).

21.  Lease Agreement between the Company and Frost National
Bank, Trustee, for George J. Wechsler and Dorothy I.
Wechsler for 1570 Ruiz Street, San Antonio (filed as Exhibit
21 to the Schedule 13E-3, File No. 005-41995, effective
September 18, 2003).

22.  Lease Agreement between the Company and Frost National
Bank, Trustee, for George J. Wechsler and Dorothy I.
Wechsler for 7007 San Pedro Avenue, San Antonio (filed as
Exhibit 22 to the Schedule 13E-3, File No. 005-41995, effective September 18, 2003).

23.  Lease Agreement between the Company and Frost National
Bank, Trustee, for George J. Wechsler and Dorothy I.
Wechsler for 6714 South Flores Street, San Antonio (filed as
Exhibit 23 to the Schedule 13E-3, File No. 005-41995, effective September 18, 2003).

*24. Odd-Lot Purchase Offer.

25.  Letter of Transmittal.

26.  Letter from James C. Estill, President of Calloway's
Nursery Inc. to the Shareholders.

*Filed herewith